SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For December 20, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                  Form 20-F    X         Form 40-F
                             ------               ------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes               No      X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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                CNOOC LIMITED COMPLETED THE NWS GAS ACQUISITION

(Hong Kong, December 18, 2004) - CNOOC Limited (together with its subsidiaries, the "Company", SEHK: 883, NYSE: CEO) announced today that it had completed its acquisition of an equity interest in the North West Shelf Gas Project ("NWS Gas Project") in Australia.

The acquisition was previously announced by the Company on May 15, 2003. The Company acquired a 25% stake in the China LNG Joint Venture, a new joint venture established as part of the NWS Gas Project. Pursuant to the terms of the acquisition, the Company also acquired approximately 5.3% interest in certain production licences, retention leases and an exploration permit of the NWS Gas Project, and a right to participate in future exploration undertaken over and above the proven reserves.

The NWS Gas Project partners have signed a 25-year LNG supply agreement and, beginning 2006, will provide LNG to the first LNG terminal in Guangdong of China.

"This acquisition, together with the Tangguh acquisitions we completed earlier, is a significant step in realizing CNOOC's strategy of supplying natural gas to the rapidly growing market in China," commented Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company. "The successful completion of this landmark acquisition will allow investors to see reserve appreciations," added Mark Qiu, Chief Financial Officer and Senior Vice President of the Company.

Credit Suisse First Boston (Hong Kong) Limited and Merrill Lynch (Asia Pacific) Limited were financial advisors to the Company in connection with the acquisition.

The NWS Gas Project is a joint venture among NWS Gas Project partners and is Australia's largest resource project. Upon completion of this acquisition, the NWS Gas Project partners comprise CNOOC NWS Private Limited, BHP Billiton Petroleum (North West Shelf) Pty Ltd., BP Developments Australia Pty. Ltd., ChevronTexaco Australia Pty. Ltd., Japan Australia LNG (MIMI) Pty. Ltd., Shell Development (Australia) Pty. Ltd. and Woodside Energy Ltd. (Operator). The China LNG Joint Venture was established to supply LNG from the NWS Gas Project to the Guangdong LNG terminal in China.


Ends

Notes to Editor

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. It is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, CNOOC Limited's net proved reserves were 2.1 billion barrels-of-oil-equivalent (BOE). Its daily production for the first half ended June 30, 2004 was 365,771 BOE (unaudited).



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CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is also one of the largest offshore crude oil producers in Indonesia.

The Company has about 2,447 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:    Sharon.Fung@knprhk.com



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                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CNOOC Limited

                                    By:  /s/ Cao Yunshi
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                                         Name:   Cao Yunshi
                                         Title:  Company Secretary


Dated: December 20, 2004